SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K


               (x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1996

                                       or

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from ________________


                       Commission file number : 000-23966


                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)






                             BDM International, Inc.
          (Name of issuer of the securities held pursuant to the plan)


                                  1501 BDM Way
                              McLean, VA 22102-3204
                 Address of issuer's principal executive office

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                                  -------------


                              FINANCIAL STATEMENTS
                           and supplemental schedules
        as of December 31 and December 25, 1996 and December 25, 1995 and
                 for the years ended December 25, 1996 and 1995
                                       and
                                 REPORT THEREON

                                 --------------

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                                  -------------




                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES



Report of Independent Accountants                                             1

Financial Statements:

         Statements of Net Assets Available for
                  Benefits, with Fund Information
                  as of  December 31, 1996 and December
                  and December 25, 1996 and 1995                          2 - 3

         Statements of Changes in Net Assets
                  Available for Benefits,  with Fund
                  Information for the period ended
                  December 31, 1996 and the years
                  ended December 25, 1996 and 1995                        4 - 6

         Notes to Financial Statements                                   7 - 13

Supplemental Schedules:

         Item 27 (a) - Schedule of Assets Held for
                  Investment Purposes as of
                  December 31 and December 25, 1996                          14

         Item 27 (d) - Schedule of Reportable Transactions for
                  the period ended December 31, 1996 and the year
                  ended December 25, 1996                                 15-16

                        REPORT OF INDEPENDENT ACCOUNTANTS




To The Committee on Employee Benefits
BDM International, Inc.

         We have audited the accompanying statements of net assets available for benefits of the BDM International, Inc. 401(k) Savings Plan (the Plan) as of December 31 and December 25, 1996 and December 25, 1995, and the related statements of changes in net assets available for benefits for the years ended December 25, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 and December 25, 1996 and December 25, 1995, and changes in net assets available for benefits for years ended December 25, 1996 and 1995, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.


                                                       COOPERS & LYBRAND, L.L.P.

Washington, D.C.
June 18, 1997

                  BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information as of December 31 and December 25, 1996
                                  (See Note 1)



                                                    Participant Directed
                     ----------------------------------------------------------------------------------
                      Vanguard     Vanguard     Invesco
                      Treasury    Short Term     Total       N&B      Columbia    Templeton     BDM       Loans
                     Money Market  Corporate    Return     Guardian    Special     Foreign     Stock        to
                         Fund        Fund        Fund        Fund       Fund        Fund       Fund     Participants     Total
                     ------------ ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------

Assets:
   Investments at
   fair value:
     Funds            $10,188,335 $4,485,187 $14,885,526 $22,560,291 $10,817,170 $1,780,981 $15,477,573   $    -       $80,195,063
     Loans to
       participants       -            -           -          -            -           -         -         2,430,223     2,430,223
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------
                       10,188,335  4,485,187  14,885,526  22,560,291  10,817,170  1,780,981  15,477,573    2,430,223    82,625,286

   Employer
     contributions
     receivable             4,664      2,843       8,608      12,534      10,111      2,648       2,524        -            43,932
   Employee
     contributions
     receivable            33,994     20,579      63,878      97,396      79,855     21,521      19,525        -           336,748
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------
                       10,226,993  4,508,609  14,958,012  22,670,221  10,907,136  1,805,150  15,499,622    2,430,223    83,005,966
Liabilities:
   Administrative
     expenses payable       9,363      4,420      14,808      23,399      10,445      1,965      14,078        -            78,478
                      ----------- ---------- ----------- ----------- ----------- ----------  ---------- ------------ -------------


Net assets available
   for benefits       $10,217,630 $4,504,189 $14,943,204 $22,646,822 $10,896,691 $1,803,185 $15,485,544   $2,430,223   $82,927,488
                      =========== ========== =========== =========== =========== ========== =========== ============ =============









   The accompanying notes are an integral part of these financial statements.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
      Statement of Net Assets Available for Benefits, with Fund Information as of December 25, 1995




                                                    Participant Directed
                      ---------------------------------------------------------------------------------
                        Vanguard    Vanguard    Invesco
                        Treasury   Short Term    Total        N&B      Columbia   Templeton     BDM       Loans
                      Money Market Corporate    Return      Guardian    Special    Foreign     Stock        to
                          Fund       Fund        Fund        Fund        Fund        Fund       Fund    Participants     Total
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------
Assets:
   Investments at
   fair value:
     Funds            $10,295,850 $4,234,502 $11,864,421 $17,522,023  $7,682,940   $523,340  $9,413,366   $   -        $61,536,442
     Loans to
       participants        -            -          -           -            -         -            -       2,063,511     2,063,511
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------
                       10,295,850  4,234,502  11,864,421  17,522,023   7,682,940    523,340   9,413,366    2,063,511    63,599,953

   Employer
     contributions
     receivable            6,174      3,317        8,711      12,326       8,217      1,084         476       -             40,305
   Employee
     contributions
     receivable           43,911      23,119      63,074      93,088      62,539      8,596       3,226       -            297,553
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------
                       10,345,935  4,260,938  11,936,206  17,627,437   7,753,696    533,020   9,417,068    2,063,511    63,937,811
Liabilities:
   Administrative
     expenses payable       9,257      3,898      10,969      16,164       7,272        601       9,373        -            57,534
                      ----------- ---------- ----------- ----------- ----------- ---------- ----------- ------------ -------------


Net assets available
   for benefits       $10,336,678 $4,257,040 $11,925,237 $17,611,273  $7,746,424   $532,419  $9,407,695   $2,063,511    $63,880,277
                      =========== ========== =========== =========== =========== =========== ========== ============ ==============




   The accompanying notes are an integral part of these financial statements.

                  BDM INTERNATIONAL, INC. 401 (k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 25, 1996
                                  (See Note 1)

                                                    Participant directed
                      ----------------------------------------------------------------------------------
                        Vanguard    Vanguard    Invesco
                        Treasury   Short Term    Total      N&B        Columbia    Templeton     BDM        Loans
                      Money Market Corporate    Return    Guardian      Special     Foreign     Stock        to
                          Fund       Fund        Fund       Fund         Fund        Fund       Fund     Participants     Total
                      ----------- ---------- ----------- ---------- ------------ ----------- ----------- ------------ ------------
Additions:
   Employee
     contributions     $1,080,368   $588,777  $1,855,572 $2,625,925   $2,151,988    $479,236    $359,263  $    -        $9,141,129
   Employer
     contributions        130,827     75,252     222,026    307,709      238,038      46,919      36,684       -         1,057,455
   Net appreciation
     (depreciation)in
     fair value of
     investments             -      (66,241)   1,119,492   2,766,388   (858,657)     152,000   7,537,330       -        10,650,312
   Investment income      508,838    272,493     521,893     523,172   1,954,326      41,523      31,184      152,671    4,006,100
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------
Total additions         1,720,033    870,281   3,718,983   6,223,194   3,485,695     719,678   7,964,461      152,671   24,854,996
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Deductions:
   Participant
     withdrawals or
     loan (borrowings)
     repayments         1,167,417    266,181     992,905   1,479,951     798,697     168,090   1,913,423    (214,041)    6,572,623
   Administrative
     expenses              21,081     10,429      36,292      51,840      26,765       3,708      43,251       -           193,366
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------
Total deductions        1,188,498    276,610   1,029,197   1,531,791     825,462     171,798   1,956,674    (214,041)    6,765,989
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net assets from
     BDM Oklahoma         116,353     26,106     259,607     556,138        -           -           -         -            958,204
Net assets transferred
     between funds      (766,936)  (372,628)      68,574   (211,992)     490,034     722,886     70,062       -              -
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net increase (decrease) (119,048)    247,149   3,017,967   5,035,549   3,150,267   1,270,766   6,077,849      366,712   19,047,211

Net assets available
   for benefits,
   beginning of year   10,336,678  4,257,040  11,925,237  17,611,273   7,746,424     532,419   9,407,695    2,063,511   63,880,277
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net assets available
   for benefits,
   end of year        $10,217,630 $4,504,189 $14,943,204 $22,646,822 $10,896,691  $1,803,185 $15,485,544   $2,430,223  $82,927,488
                      =========== ========== =========== =========== =========== =========== =========== ============ ============

   The accompanying notes are an integral part of these financial statements.
                                        4

                  BDM INTERNATIONAL, INC. 401 (k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 25, 1995


                         Trustee:  Wachovia Bank of N.C. from December 26, 1994 through June 30, 1995
                      ----------------------------------------------------------------------------------
                                              Participant  Directed
                      ---------------------------------------------------------------------
                       Balanced      Fixed    Diversified Short-term   Capital       BDM        Loans
                      Management   Principal    Equity       Bond       Growth       Stock       to
                         Fund        Fund        Fund        Fund        Fund        Fund    Participants
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------
Additions:
   Employee
     contributions       $988,766   $754,109  $1,118,770    $347,694    $847,592  $    -      $     -
   Employer
     contributions        111,030     63,382     128,707      44,351      90,691       -            -
   Net appreciation
     (depreciation)in
     fair value of
     investments        1,143,612   (13,252)   2,223,601     126,804     668,107   4,022,940        -
   Investment income      171,625    320,571     157,938     104,800      27,452          19      64,889
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------
Total additions         2,415,033  1,124,810   3,629,016     623,649   1,633,842   4,022,959      64,889
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------

Deductions:
   Participant
     withdrawals or
     loan borrowings
     (repayments)         386,536    420,756     403,763     108,103     170,675     349,992      53,825
   Administrative
     expenses              43,641     46,071      59,316      18,325      22,394        -            -
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------
Total deductions          430,177    466,827     463,079     126,428     193,069     349,992      53,825
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------

 Net assets transferred
   between trustees  (10,140,987)(10,364,377)(14,816,361)(4,028,175) (5,734,794  (8,939,879) (1,984,662)
Net assets transferred
   between funds       (754,713)     275,196     409,509   (418,466)     149,694       -         338,781
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------

Net increase(decrease)(8,910,844)(9,431,198)(11,240,915) (3,949,420) (4,144,327) (5,266,912) (1,634,817)

Net assets available
   for benefits,
   beginning of year    8,910,844  9,431,198  11,240,915   3,949,420   4,144,327   5,266,912   1,634,817
                      ----------- ---------- ----------- ----------- ----------- ----------- -----------

Net assets available
   for benefits,
   end of year        $    -      $     -    $     -     $     -     $      -    $    -      $    -
                      =========== ========== =========== =========== =========== =========== ===========

                            (continued on next page)
   The accompanying notes are an integral part of these financial statements.

                  BDM INTERNATIONAL, INC. 401 (k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended December 25, 1995
                         (continued from previous page)

                                          Trustee:  The Bank of New York from July 1, 1995 through December 25, 1995
                      -----------------------------------------------------------------------------------------------
                                                        Participant Directed
                      ----------------------------------------------------------------------------------
                        Vanguard    Vanguard    Invesco
                        Treasury   Short Term    Total        N&B       Columbia  Templeton        BDM      Loans
                       Money Market Corporate   Return     Guardian      Special   Foreign        Stock       to
                          Fund        Fund       Fund        Fund         Fund       Fund         Fund   Participants     Total
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------
Additions:
   Employee
     contributions       $656,276   $314,500    $907,631  $1,368,001    $863,800    $114,016     $65,970  $      -     $ 8,347,125
   Employer
     contributions         80,841     42,349     111,001     148,195      96,226       9,875       4,743         -         931,391
   Net appreciation
     (depreciation)in
     fair value of           -        53,758     973,417   1,163,409     911,645     (3,502)   1,389,231         -      12,659,770
     investments
   Investment income      281,819    130,297     188,071     123,110       7,423       9,676       4,897       66,707    1,659,294
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------
Total additions         1,018,936    540,904   2,180,120   2,802,715   1,879,094     130,065   1,464,841       66,707   23,597,580
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Deductions:
   Participant
     withdrawals or
     loan  borrowings
     (repayments)         369,202     85,207     240,213     594,852     207,159         270     528,561         -       3,919,114
   Administrative
     expenses              32,186     12,908      35,865      53,538      22,663       1,499      28,216         -         376,622
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------
Total deductions          401,388     98,115     276,078     648,390     229,822       1,769     556,777         -       4,295,736
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net assets transferred
   between trustees    10,364,377  4,028,175  10,140,987  14,816,361   5,734,794        -      8,939,879    1,984,662        -
Net assets transferred
   between funds        (645,247)  (213,924)   (119,792)     640,587     362,358     404,123   (440,248)       12,142        -
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net increase(decrease) 10,336,678  4,257,040  11,925,237  17,611,273   7,746,424     532,419   9,407,695    2,063,511   19,301,844

Net assets available
   for benefits,
   beginning of year      -            -            -           -           -           -          -           -        44,578,433
                      ----------- ---------- ----------- ----------- ----------- ----------- ----------- ------------ ------------

Net assets available
   for benefits,
   end of year        $10,336,678 $4,257,040 $11,925,237 $17,611,273  $7,746,424 $   532,419  $9,407,695   $2,063,511  $63,880,277
                      =========== ========== =========== =========== =========== =========== =========== ============ ============

   The accompanying notes are an integral part of these financial statements.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

1.       Plan description

         The following brief description of the BDM International, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         General
         -------

         The Plan, established on August 26, 1985, is a defined contribution plan funded by employee and employer contributions and related earnings. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Effective July 1, 1995, the Plan replaced Wachovia Bank of North Carolina with The Wyatt Company as the Plan administrator. In addition, the Bank of New York became the new trustee and the investment of plan assets was transferred to the Bank of New York effective July 1, 1995.

         An amendment to the Plan document became effective on January 1, 1997. The amendment enables the Company to make discretionary profit sharing contributions and employer matching contributions to the Plan. In addition, the plan year was adjusted to coincide with the calendar year and a short plan year was established covering the period December 26, 1996 through December 31, 1996. Accordingly, these financial statements also report the Plan as of December 31, 1996. Activity during this short period is not material to the Plan, and thus, balances as of December 31, 1996 are unchanged from December 25, 1996. As a result, a statement of changes in net assets available for benefits for the period December 26, 1996 through December 31, 1996 has not been presented.

         Eligibility and vesting
         -----------------------

         Substantially all full-time regular employees of all domestic subsidiaries of BDM International, Inc. (the Employer) are eligible to participate in the Plan upon the attainment of their twenty-first birthday. Participation in the Plan is optional.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                    ---------

         Through June 30, 1995, participating employees could elect to contribute between two and fifteen percent of their annual salary to the Plan subject to certain statutory limitations. Effective July 1, 1995, participants may elect to contribute between one and fifteen percent of their annual salary to the Plan subject to certain statutory limitations. Participants are immediately vested in their voluntary contributions plus related earnings. Income, expenses, and gains or losses (realized and unrealized) on Plan investments are allocated among participants based upon their respective account balances.

         The   Employer   contributes   twenty-five   percent  of  every  dollar
         contributed by the employee, up to the first 4 percent of the employee's contribution. Employer contributions vest 100% after employees complete 3 years of service with the Employer.

         Upon termination of service, participants are entitled to receive the vested balance of their account. Account balances are distributed to participants in lump sum cash payments. Forfeitures of nonvested employer contributions are used by the Employer to offset future contributions.

         Loans
         -----

         A participant may borrow from the vested pre-tax portion (after-tax contributions were previously allowed pursuant to the Plan) of their account provided that the principal of the loan is not less than $500 and does not exceed one-half of the balance of their contribution account up to $50,000. Loans to participants bear interest at a rate equal to the prime rate of the Wachovia Bank of North Carolina at the inception of the loan for loans issued through August 1, 1995. Loans issued after that date bear interest at the prime rate of The Bank of New York at the inception of the loan. All loans are payable in full not more than five years from the loan date for a personal loan and 20 years from the loan date for a mortgage loan. Loan repayments are made in the form of amortizing principal payments which are withheld from the participants' semi-monthly payroll. Loans to participants are considered assets of the Plan and are valued at cost which approximates fair value, since interest rates on outstanding loans are not materially different from current market rates.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                   -----------

         Plan termination
         ----------------

         BDM International, Inc. expects to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time. Upon termination, all vested amounts credited to each participant's account will be distributed in cash, in nontransferable annuity contracts, or any combination thereof.

2.       Summary of accounting policies

         Basis of accounting
         -------------------

         The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         Investments
         -----------

         Beginning on June 30, 1995, the assets of the Plan have been deposited with the Bank of New York (the Trustee) where they are accumulated and invested on behalf of the Plan at the discretion of the employee. Prior to that date, Wachovia Bank of North Carolina acted as the Trustee. Investments are carried at fair value. Fair values for debt and equity securities are based on quoted market prices. In the absence of published values, fair values are determined by the Trustee.

         Vanguard Treasury Money Market Fund. This fund invests only in U.S. government obligations, primarily Treasury bills, and other short-term securities backed by the U.S. government.

         Vanguard   Short-Term   Corporate  Fund.  This  bond  fund  invests  in
         short-term maturity (three-year average) investment grade bonds.

         INVESCO Total Return Fund. This fund invests in a combination of stocks and fixed income securities, generally with a 60% to 40% split, respectively.

         Neuberger and Berman Guardian Trust Fund. This growth and income fund invests primarily in the common stock of well established, dividend paying companies.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                   -----------

         Columbia Special Fund. This fund invests primarily in small companies whose growth may be more aggressive than the market as a whole. In some cases, the fund may invest in special situations, such as new issues or companies that may benefit from a particular product development or merger.

         Templeton Foreign Fund. This fund invests almost entirely in debt and equity securities of international companies and governments. Almost half of its holdings are in Europe; other regions include Australia and the Pacific Rim.

         The BDM Stock Fund. This fund consists of common stock of the Employer as well as highly liquid short-term investments funds used to effect transactions. Until June 29, 1995, there was no public market for this common stock; its fair value was determined on an annual basis by an independent valuation consulting firm. On June 28, 1995, the Employer completed a public offering of its common stock, and on June 29, 1995 its stock began trading on the National Association of Securities Dealers Quotation System (NASDAQ) under the ticker symbol BDMI. The fair value is now determined on a unit basis, based on the fair value of the stock, measured by quoted market prices, and other assets held.

         Balanced Management Fund. This fund invested approximately 50% in common stocks, 40% in fixed income investments, and 10% in money market investments.

         Fixed Principal Fund. This fund invested in certificates of deposit and guaranteed investment contracts (GICs) of insurance companies.

         Diversified Equity Fund. This fund invested in common stocks of larger, well-known companies.

         Short Term Bond Fund. This fund invested in high quality fixed income securities which included U.S. Treasury and federal agency obligations, corporate bonds and notes, mortgage pools, GICs, certificates of deposit, and money market instruments.

         Capital  Growth Fund.  This fund  invested in common  stocks of smaller
         companies  believed  to  be  undervalued   relative  to  the  company's
         replacement value or its potential value due to unique circumstances.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   ----------

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Securities transactions are accounted for on a trade-date basis. Any gain or loss on the sale of securities is based on the average cost of investments. The cost and fair value of each investment fund as of December 31 and December 25, 1996 were as follows:
                                                        December 31 and
                                                       December 25, 1996
                                                       -----------------
              Investment                              Cost        Fair Value
              ----------                              ----        ----------

         Vanguard Treasury Money Market Fund       $10,188,335   $10,188,335
         Vanguard Short Term Corporate Fund          4,494,970     4,485,187
         Invesco Total Return Fund                  13,069,935    14,885,526
         N&B Guardian Fund                          19,129,811    22,560,291
         Columbia Special Fund                      11,787,884    10,817,170
         Templeton Foreign Fund                      1,690,118     1,780,981
         BDM Stock Fund                              8,945,989    15,477,573
         Loans to participants                       2,430,223     2,430,223
                                                     ---------     ---------
                                                   $71,737,265   $82,625,286
                                                   ===========    ==========

         The cost and fair value of each investment fund as of December 25, 1995 were as follows:

                                                        December 25, 1995
                                                        -----------------
              Investment                               Cost        Fair Value
              ----------                               ----        ----------

         Vanguard Treasury Money Market Fund       $10,295,850    $10,295,850
         Vanguard Short Term Corporate Fund          4,181,985      4,234,502
         Invesco Total Return Fund                  10,991,160     11,864,421
         N&B Guardian Fund                          16,603,778     17,522,023
         Columbia Special Fund                       7,662,042      7,682,940
         Templeton Foreign Fund                        540,609        523,340
         BDM Stock Fund                              8,232,677      9,413,366
         Loans to participants                       2,063,511      2,063,511
                                                     ---------      ---------
                                                   $60,571,612    $63,599,953
                                                   ===========    ===========

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                   -----------


         Participant withdrawals
         -----------------------

         Employees who have reached the age of retirement or who have terminated employment with the Employer may elect to withdraw the entire amount of their vested participant account. Withdrawals by participants are recorded upon distribution.

         Federal income tax
         ------------------

         The Internal Revenue Service has determined and informed the Company by a letter dated July 3, 1996, that the Plan, including all amendments, is designed in accordance with applicable sections of the Internal Revenue Code. Management believes that amendments adopted since receipt of the determination letter do not effect the tax status of the plan. Accordingly, the Plan is exempt from income taxes.

         Plan expenses
         -------------

         Administrative expenses are paid by the Plan and are allocated to participants' accounts based on their respective account balance. The Employer provides certain administrative support to the Plan at no cost.

         Concentration of credit risk
         ----------------------------

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of investments. The
         Plan has no formal policy requiring collateral to mitigate the financial instruments subject to credit risk.

         Estimates
         ---------

         The preparation of financial statements requires management and the Trustee to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets. Actual results could differ from these estimates.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


                                    ---------


3.       Summary of financial data certified by the Trustees

         Under the terms of the Plan Agreement between the Trustees and the Employer, the Trustee manages investments on behalf of the Plan. The Trustees have certified the investment balances as of December 25, 1996 and 1995, the realized and unrealized gains and losses and investment income for the years then ended and information provided in the supplemental schedules as complete and accurate.

4.       Reconciliation of financial statements to Form 5500

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 25:

                                                              1996         1995
                                                              ----         ----

         Benefits paid to participants per the
              financial statements                         $6,572,623   $3,919,114
         Add:  amounts allocated to withdrawing
              participants, end of the year                      -             -
         Less:  amounts allocated to withdrawing
              participants, beginning of the year                -       (135,677)
                                                           ---------    ----------
         Benefits paid to participants per the Form 5500   $6,572,623   $3,783,437
                                                           ==========   ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 25 but not yet paid as of that date.

                   BDM INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                      ITEM 27(a) - SCHEDULE OF ASSETS HELD
                             FOR INVESTMENT PURPOSES
                     as of December 31 and December 25, 1996
                                   ----------



Identity of Issuer, Borrower,                        Description of              Historical
    Lessor or Similar Party                            Investment                   Cost             Market Value
    -----------------------                            ----------                   ----             ------------

Vanguard Treasury Money Market Fund               10,188,335 units                $10,188,335        $10,188,335

Vanguard Short-Term Corporate Fund                   419,635 units                 $4,494,970         $4,485,187

Invesco Total Return Fund                            615,785 units                $13,069,935        $14,885,526

Neuberger & Berman Guardian Fund                   1,434,508 units                $19,129,811        $22,560,291

Columbia Special Fund                                554,029 units                $11,787,884        $10,817,170

Templeton Foreign Fund                               174,259 units                 $1,690,118         $1,780,981

BDM Stock Fund
--------------

         BDM International, Inc.
         Common Stock                               273,400 Shares                 $8,399,869        $14,931,453
         Collective Short Term Investment Fund       546,120 Units                    546,120            546,120
                                                                                      -------            -------
Total BDM Stock Fund                                                               $8,945,989        $15,477,573

Loans to Participants                              Fully amortizing loans
                                                   bearing interest ranging
                                                   from 6% to 11.5% and
                                                   maturing at various dates
                                                   through 2016                    $2,430,223         $2,430,223
                                                                                   ----------         ----------

Total Assets Held
for Investment Purposes                                                           $71,737,265        $82,625,286
                                                                                  ===========        ===========













                     See Report of Independent Accountants.

                   BDM International, Inc. 401(k) SAVINGS PLAN
                 Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 25, 1996

        Plan assets at December 26, 1995 - $63,880,277 5% - - $3,194,014

                                    Number of                                                 Net
                                   Transactions             Purchase       Selling         Historical     Net Realized
Identity of Party Involved     Purchases      Sales          Price           Price           Cost         Gain (Loss)
--------------------------     ---------      -----          -----           -----           ----         -----------


I.   Single transactions in
     excess of 5%:                  None.


II.  Series of transactions
     with respect to any
     plan asset other than
     securities in excess of
     5%:                            None.


III. Series of transactions
     with respect to
     securities of the
     same issue in
     excess of 5%:

     Vanguard Short Term         138           ---           6,921,527          ---          ---               ---
     Corporate Fund              ---            91              ---          7,063,3332   7,063,332            ---

     Invesco Total Return        126           ---           3,748,592          ---          ---               ---
     Fund                        ---           118              ---          1,834,739    1,771,627          63,112

     Neuberger & Berman          116           ---           5,116,129          ---          ---               ---
     Guardian Fund               ---           130              ---          2,752,023    2,613,614         138,409

     Columbia Special Fund       139           ---           5,825,762          ---          ---               ---
                                 ---            97              ---          1,735,257    1,605,451         129,806

     BDM Stock Fund               13           ---           3,570,694          ---          ---               ---
                                 ---            29              ---          5,082,244    3,257,194       1,825,050

                     See Report of Independent Accountants.
                                       15

                   BDM International, Inc. 401(k) SAVINGS PLAN
                 Item 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 25, 1996

        Plan assets at December 26, 1996 - $63,880,277 5% - - $3,194,014


                                   Number of                                                   Net
                                  Transactions             Purchase        Selling          Historical     Net Realized
Identity of Party Involved    Purchases      Sales          Price           Price              Cost         Gain (Loss)
--------------------------    ---------      -----          -----           -----              ----         -----------


IV. Any transaction with
    respect to
    securities with
    a person if any
    prior or subsequent
    transaction with
    such person
    exceeded 5%:                    None.






























                     See Report of Independent Accountants.
                                       16

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   BDM International, Inc. 401(k) Savings Plan
                                   By:  Committee on Employee Benefits

                                             PHILIP A. ODEEN /s/
                                   ------------------------------------------
                                          Philip A. Odeen, Chairman